


13031608

[UNITED STA]TES
[SECURITIES AND EXCHA]NGE COMMISSION
[Washington, D].C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: April 1, 2014
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLEBURY SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
122602

1043 SHEEP FARM ROAD
(No. and Street)

WEYBRIDGE	VT	05453
(City)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES ROBINSON, Principal — 1-802-385-1161
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Robinson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Middlebury Securities, LLC, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRA... SHERMAN
Notary Public
State of Vermont

Signature

Principal
Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

To the Members
Middlebury Securities, LLC
Weybridge, Vermont

In planning and performing my audit of the financial statements of Middlebury Securities, LLC for the year ended December 31, 2012; I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 21, 2013

Middlebury Securities, LLC

Audited Financial Statements

For the Year Ended December 31, 2012

Middlebury Securities, LLC
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

To the Members
Middlebury Securities, LLC
Weybridge, VT

I have audited the accompanying statement of financial condition of Middlebury Securities, LLC, as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlebury Securities, LLC, as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, II and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 21, 2013

Middlebury Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	19,540
Commission Receivable		13,620
Accounts Receivable		389,900
Clearing deposits		15,000
Marketable securities		83,312
	$	521,372

Liabilities and Stockholder's Equity

Liabilies:		
Accounts payable	$	31,841
Members' equity		489,531
	$	521,372

See accompanying notes and independent accountants' report

Middlebury Securities, LLC
Statements of Income
For The Year Ended December 31, 2012

Revenues	
Commissions & fees	$ 2,517,805
Unrealized gains (losses)- securities	76,293
Interest income	15
	2,594,113
Expenses:	
Clearing costs	35,340
Commissions	1,453,041
Regulatory fees and expenses	42,041
Other expenses	1,101,183
	2,631,605
Net Income (loss)	$ (37,492)

See accompanying notes and independent accountants' report

Middlebury Securities, LLC
Statements of Change in Members' Capital
For The Year Ended December 31, 2012

Balance at beginning of period	$	299,624
Capital contributioins		227,399
Net income (loss)		(37,492)
Balance at end of year	$	489,531

See accompanying notes and independent accountants' report

Middlebury Securities, LLC
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

		Year to Date
Cash Provided from Operations		
Net Income	$ (37,492)	
Adjustments		
Add:		
Prepaid commissions	42,516	
Short trm loans receivab	108,987	
WEB CRD	1,159	
Due from affiliate	25,000	
Less:		
Accounts receivable	(389,900)	
Commissions receivable	(7,218)	
Accounts payable	(381,438)	
Depreciation	(77,032)	
Cash from Operations		**(715,418)**
Cash Flows - Invested	-	
Investing Cash Flows		-
Cash Flows - Financing		
Member distribution	227,399	
Financing Cash Flows		**227,399**
Cash Increase (Decrease)		**(488,019)**
Cash - Beginning of Year		
Cash- Checking Wachovia	482,559	
Cash- Money Market	25,000	
Total beginning of year		**507,559**
Cash on Statement Date		**$ 19,540**

Middlebury Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2012

1. NATURE OF BUSINESS

Middlebury Securities, LLC, (the Company) is a Delaware limited liability company. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority, ("FINRA"). The Company engages primarily in the private placements of securities. The Company is located in Weybridge, Vermont and serves clients in the United States. The Company also sells securities and clears its transactions on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

Investment banking fees are recorded at the time the transaction is completed and the income is reasonably determinable.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. EXEMPTION FROM RULE 15C3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

4. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred. Advertising for 2012 is $0.

5. CLEARING AGREEMENT AND CASH RESERVES

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trades. Net commissions earned are credited to an account in the Company's name. Under this agreement, the Company is required to keep a minimum balance of $15,000. As of December 31, 2012, the balance was $15,000.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was $19,009, which was $14,009 in excess of its minimum requirement of $5,000. At December 31, 2012, the ratio of aggregate indebtedness was 1.67 to 1.0.

7. INCOME TAXES

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the sole member reports his share of the Company's income or loss on his income tax returns.

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010 and 2011.

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At December 31, 2012, the Company had $0 in excess of the FDIC insurance amount.

9. COMMISSIONS

Commissions are recorded on a settlement-date basis as securities transactions occur close.

10. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 22, 2013, the date on which the financial statements were available to be issued.

12. CONCENTRATION

The Company had six major customers in 2012, which accounted for approximately 94% of the Company's revenues.

13. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Middlebury Securities, LLC
Notes to Financial Statements
Year Ended December 31, 2012

13. FAIR VALUE (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

ASSETS	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash and securities segregated under federal and other regulations	$ 15,000	$ 0	$ 0	$ 0	$15,000
Equities	83,312	0	0	0	83,312
Totals	$ 98,312	$ 0	$ 0	$ 0	$98,312
LIABILITIES	$ 0	$ 0	$ 0	$ 0	$ 0

14. RELATED PARTY TRANSACTIONS

In, 2012, the Company paid $101,000 to related party for administrative and compliance support services. At December 31, 2012, there were no payables or receivables from the related parties.

In 2012, the sole member assumed $225,000 of bills for the Company's legal services.

These entities were under common control and the existence of this control could result in operating results or financial position of the entity significantly different from those that would have been obtained if the entities were autonomous.

SUPPLEMENTARY INFORMATION

Middlebury Securities, LLC
Schedule I
Computation of Net Capital
December 31, 2012

Net capital, member's equity	$	489,531
Less: Nonallowable assets		(469,518)
		20,013
Haircuts: securities		1,004
Net capital	$	19,009
Minimum net capital required (under SEC Rule 15c3-1)		(5,000)
Excess net capital	$	14,009
Aggregate indebtedness	$	31,841
Ratio of aggregate indebtedness to net capital		1.67 to 1.0

There was no material difference between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Middlebury Securities, LLC as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1) business (mutual funds and/or variable annuities only) ________ 4550

B. (k)(2)(A)"Special Account for the exclusive benefit of customers" maintained ___X___ 4560

C. (k)(2)(ii)All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firms ________ 4570

Clearing Firm SEC#s Code	Name	Product
8-________ [4335A]	________ [4335A2]	________ [4335B]
8-________ [4335C]	________ [4335C2]	________ [4335D]
8-________ [4335E]	________ [4335E2]	________ [4335F]
8-________ [4335G]	________ [4335G2]	________ [4335H]
8-________ [4335I]	________ [4335I2]	________ [4335I]

D. (k)(3)Exempted by order of the Commission ______ 4580

See accompanying notes and independent accountants' report

Middlebury Securities, LLC

Supplemental SIPC Report

December 31, 2012


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Member
Middlebury Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Middlebury Securities, LLC for the fiscal year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Middlebury Securities, LLC taken as a whole.

Harvey E. Karll CPA, P.C.

February 22, 2013

SIPC-7T

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA DEC 12

MIDDLEBURY SECURITIES, LLC

1043 SHEEP FARM ROAD

WEYBRIDGE, VT 05453

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Craig Sherman 802-458-0369

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 5,830

B. Less payment made with SIPC-6 filed (exclude interest) (5,234)

Date Paid	Amount
10-15-12	$ 3,645
2-15-13	$ 1,589

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) (596)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(596)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 596

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Middlebury Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22nd day of February, 20 13 .

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked Received Reviewed
Calculations ______ Documentation ______ Forward Copy

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal
Period beginning January 1, 2012
and ending December 31, 20 12
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,517,805
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,517,805
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	151,452
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	35,340
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	185,792
2d. SIPC Net Operating Revenues	$ 2,332,013
2e. General Assessment @ .0025	$ 5,830